This Form CB contains 22 pages, including all exhibits.

5-81736





# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



## FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |



York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

York-Benimaru Co., Ltd.
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))



York-Benimaru Co., Ltd.
Zenko Ohtaka
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
+81-24-924-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

(a)

| Exhibit Number | Description |
|---|---|
| 1 | English Translation of the notice of resolutions at the annual shareholders' meeting, dated May 19, 2006. |

(b) Not applicable.

### Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

On May 1, 2006, York-Benimaru Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

York-Benimaru Co., Ltd.

By: [signature]

Name: Zenko Ohtaka
Title: PRESIDENT and CHIEF OPERATING OFFICER
Date: May 19, 2006

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 1 | English Translation of the notice of resolutions at the annual shareholders' meeting, dated May 19, 2006. |

*This Notice of Resolutions is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.*

***U.S. Securities Law Matters***

*The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.*

*It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.*

May 19, 2006

**To Shareholders:**

18-2, Asahi 2-chome, Koriyama-shi, Fukushima
**York Benimaru Co., Ltd.**
Zenko Ohtaka, President and C.O.O.

# NOTICE OF RESOLUTIONS AT 43RD ANNUAL SHAREHOLDERS' MEETING

We are pleased to notify you that the below-described reports and resolutions were made at the 43rd annual shareholders' meeting of York Benimaru Co., Ltd. (the "Company"), which was held today.

## Reports and Resolutions

**Matters to be Reported:**

1. Report on the Business Report, Balance Sheet, and Income Statements for the 43rd Accounting Period (from March 1, 2005 to February 28, 2006) and the matter concerning the acquisition of treasury shares by resolution of the board of directors pursuant to the articles of incorporation

   The contents of the above-mentioned accounting documents and acquisition of treasury shares were reported.

2. Report on the Consolidated Balance Sheet and Consolidated Income Statement for the 43rd Accounting Period (from March 1, 2005 to February 28, 2006), and the results of audits of the consolidated financial statements by the accounting auditor and the board of corporate auditors

   The details regarding the above-mentioned consolidated accounting documents and results of audits thereof were reported.

**Matters to be Approved:**

**Proposal 1**: Approval of Proposed Appropriation of Retained Earnings for the 43rd Accounting Period

This item was approved and resolved as proposed.

(It was decided that the profit dividend for the period will be 21 Yen per share).

**Proposal 2**: Approval of the Stock-for-Stock Exchange Agreement between the Company and Seven & I Holdings Co., Ltd.

This item was approved and resolved as proposed, and the Company will make a stock-for-stock exchange with Seven & I Holdings Co., Ltd., becoming the absolute parent company on September 1, 2006, the date of the stock-for-stock exchange.

**Proposal 3**: Partial Amendments to the Articles of Incorporation

This item was approved and resolved as proposed.

The substance of the partial amendments is as described below (as a reference).

**Proposal 4**: Election of Six (6) Directors

This item was approved and resolved as proposed, and six persons, Messrs. Nobutake Sato, Zenko Ohtaka, Masataka Seino, Koichi Ishizaki, Takaji Arai and Yukio Mafune, were re-elected and took office as directors.

End

## Partial Amendments to the Articles of Incorporation

(Underline indicates the proposed amendment.)

| Before Amendment | After Amendment |
|---|---|
| CHAPTER I: GENERAL PROVISIONS | CHAPTER I: GENERAL PROVISIONS |
| Article 1 (Trade name) | Article 1 (Trade name) |
| The Company shall be called "*Kabushiki Kaisha* York Benimaru" and in English, "YORK-BENIMARU CO., Ltd." | (As set forth in the current articles of incorporation.) |
| Article 2 (Purpose) | Article 2 (Purpose) |
| The purpose of the Company shall be to engage in the following businesses: | (As set forth in the current articles of incorporation.) |
| 1. Retail trading as department stores, and manufacturing and processing of merchandise associated therewith; | |
| 2. Sale of liquor; | |
| 3. Sale of salt and tobaccos, and processing and sale of grains; | |
| 4. Dealing in antiques and second hand articles; | |
| 5. Sale of pharmaceutical products, medical appliances, chemical products and measuring instruments; | |
| 6. Operation of pharmacies and medical clinics; | |
| 7. Operation of restaurants, event facilities, amusement facilities, and parking facilities; | |
| 8. Non-life insurance agency, liability insurance agency pursuant to the Compulsory Automobile Liability Insurance Law, and life insurance soliciting; | |
| 9. Purchasing, sale, leasing, brokerage and appraisal of real estate; and | |
| 10. Any and all businesses incidental to any of the foregoing items. | |
| Article 3 (Location of Head Office) | Article 3 (Location of Head Office) |
| The Company shall have its head office in Koriyama-shi, Fukushima. | The Company shall have its head office in Koriyama-shi, Fukushima. |
| (New) | Article 4 (Organization) |
| | In addition to the general meetings of shareholders and the directors, the Company has the following organizations: |
| | (1) board of directors; |

| | |
|---|---|
| | (2) corporate auditors;<br>(3) board of corporate auditors; and<br>(4) accounting auditor(s) |
| (Article 4) (Method of Public Notices) | (Article 5) (Method of Public Notices) |
| Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo. | Public notices by the Company shall be made in the *Nihon Keizai Shimbun*. |
| CHAPTER II: SHARES | CHAPTER II: SHARES |
| Article 5 (Total Number of Shares Authorized to be Issued by the Company) | Article 6 (Total Number of Shares Issuable by the Company) |
| The total number of shares authorized to be issued by the Company shall be 100,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled. | The total number of shares issuable by the Company shall be 100,000,000 shares. |
| (New) | Article 7 (Issuance of Share Certificates)<br>The Company shall issue share certificates in respect of shares. |
| Article 6 (Acqusition of Own Shares) | Article 8 (Acquisition of Own Shares) |
| The Company may purchase its own shares by a resolution of the Board of Directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2. | The Company may acquire its own shares by a resolution of the Board of Directors in accordance with the provisions of the Corporate Law, Article 165, paragraph 2. |
| Article 7 (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares Constituting Less Than One Voting Unit) | Article 9 (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Constituting Less Than One Voting Unit) |
| The number of shares constituting one voting unit of the Company shall be 100.<br>The Company shall not issue any share certificates representing shares constituting less than one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit-Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply. | 1. The number of shares constituting one voting unit of the Company shall be 100.<br>2. Notwithstanding the provisions of Article 7 hereof, the Company shall not issue any share certificates representing shares constituting less than one voting unit; provided, however, that in cases set forth in the share handling rules, this shall not apply. |
| (New) | Article 10 (Rights of Shares Constituting Less Than One Voting Unit)<br>Shareholders (including beneficial shareholders, and the same shall apply hereinafter) of shares constituting less than one voting unit shall not be entitled to exercise any rights other than the following rights:<br>(1) Rights listed in each item of the Corporate Law, Article 189, paragraph 2.<br>(2) Rights to demand in accordance with the provisions of the Corporate Law, Article |

| | |
|---|---|
| | 166, paragraph 1.<br>(3) Rights to receive the allocation of offered shares and share subscription rights according to the number of shares held by such shareholder.<br>(4) Rights to demand as provided in the following Article. |
| Article 8 (Additional Purchase of Shares of Less than One Voting Unit)<br>In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit. | Article 11 (Additional Purchase of Shares of Less than One Voting Unit)<br>In accordance with the provisions of the share handling rules, any shareholder shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares constituting less than one voting unit held by them, constitute the number of shares constituting one voting unit. |
| Article 9 (Transfer Agent)<br>The Company shall appoint a transfer agent with respect to shares.<br>The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.<br>The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, registration of pledges, indication of shares in trust, purchases and additional purchases of Less-than-One-Voting-Unit Shares, delivery of share certificates, acceptance of notification and other operations relating to shares shall be handled by the transfer agent. | Article 12 (Manager of Register of Shareholders)<br>1. The Company shall appoint a manager of the register of shareholders.<br>2. The manager of the register of shareholders and its handling office shall be designated by a resolution of the board of directors.<br>3. Preparation and keeping of the register of shareholders (including the register of beneficial shareholders, and the same shall apply hereinafter), the register of share subscription rights and the lost-share-certificate register of the Company and other operations relating to the register of shareholders, register of share subscription rights and lost-share-certificate register shall be entrusted to the manager of the register of shareholders, and shall not handled by the Company. |
| Article 10 (Record Date)<br>The Company shall deem shareholders registered or recorded in the last Register of Shareholders, Etc. as of the end of each accounting period as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.<br>In addition to the preceding paragraph, the Company may establish a record date, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof. | (Moved to Article 15 with partial amendments.) |

| | |
|---|---|
| Article 11 (Share Handling Rules)<br>The denominations of share certificates of the Company, registration of transfers of shares, registration of pledges and indications of shares in trust, purchases and additional purchases of the Less-than-One-Voting-Unit Shares, delivery of share certificates, acceptance of notification and other operations relating to shares shall be governed by the share handling rules prescribed by the board of directors. | Article 13 (Share Handling Rules)<br>The handling of shares of the Company and handling fees therefore shall be governed by the share handling rules prescribed by the board of directors, as well as laws and ordinances and these articles of incorporation. |
| CHAPTER III: SHAREHOLDERS' MEETING | CHAPTER III: SHAREHOLDERS' MEETING |
| Article 12 (Time of Meeting)<br>An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of each accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary. | Article 14 (Convocation)<br>An annual shareholders' meeting of the Company shall be convened in May of each year and an extraordinary shareholders' meeting shall be convened whenever necessary. |
| Article 13 (Place of Convocation)<br>A general shareholders' meeting shall be convened in the location of the head office of the Company or an area adjacent thereto. | (Deleted) |
| (Moved from Article 10 with partial amendments.) | Article 15 (Record Date for Annual Meetings of Shareholders)<br>The record date for the voting rights of an annual shareholders' meeting of the Company shall be the last day of February of each year. |
| Article 14 (Chairperson of the Meeting)<br>The Director-President shall preside over the shareholders' meeting.<br>If the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place. | Article 16 (Convener and Chairperson)<br>1. The Director-President shall convene and preside over the shareholders' meeting.<br>2. If the Director-President is unable to so act, one of the other directors in accordance with an order previously determined by the board of directors shall convene and preside over the shareholders' meeting. |
| Article 15 (Method of Adopting Resolution)<br>Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting.<br>Special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders. | Article 17 (Method of Adopting Resolution)<br>1. Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting entitled to exercise voting rights.<br>2. Resolutions of a shareholders' meeting governed by Article 309, paragraph 2 of the Corporate Law shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders |

| | |
|---|---|
| | entitled to exercise voting rights. |
| Article 16 (Voting by Proxy)<br>Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit, in advance, to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting. | Article 18 (Voting by Proxy)<br>1. Shareholders may exercise their voting rights by a proxy who shall also be one (1) shareholder of the Company entitled to exercise voting rights.<br>2. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting. |
| Article 17 (Minutes)<br>The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meeting shall affix their names and seals. | (Deleted) |
| CHAPTER IV: BOARD OF DIRECTORS | CHAPTER IV: DIRECTORS AND BOARD OF DIRECTORS |
| Article 18 (Authority of Board of Directors)<br>In addition to matters stipulated by laws and ordinances, the board of directors shall determine the execution of important business of the Company. | (Deleted) |
| Article 19 (Convocation of Meetings of the Board of Directors)<br>The Director-President shall convene and preside over meetings of the board of directors. If the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.<br>Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened.<br>With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation. | (Divided into Articles 23 and 24 with partial amendments.) |
| Article 20 (Resolutions of the Board of Directors)<br>Resolutions of a meeting of the board of directors shall be adopted by a majority of the directors present at a meeting attended by the directors who constitute a majority of all the directors. | (Moved to Article 25 with partial amendments.) |
| Article 21 (Minutes)<br>The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors | (Deleted) |

| | |
|---|---|
| and corporate auditors present at such meetings shall affix their names and seals. | |
| CHAPTER V: DIRECTORS | (Incorporated to CHAPTER IV) |
| Article 22 (Number) | Article 19 (Number) |
| The Company shall have not more than nineteen (19) directors. | (As set forth in the current articles of incorporation.). |
| Article 23 (Election) | Article 20 (Method of Election) |
| A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders. Cumulative voting shall not be used for the election of directors. | 1. Directors shall be elected at a general meeting of shareholders.<br>2. A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.<br>3. Cumulative voting shall not be used for the election of directors. |
| Article 24 (Term of Office) | Article 21 (Term of Office) |
| The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within one (1) year after their assumption of office.<br>The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire. | The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last business year ending within one (1) year after their appointment. |
| Article 25 (Directors with Titles) | Article 22 (Representative Directors and Directors with Titles) |
| The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, several Director-Deputy Presidents, several Senior Managing Directors and several Managing Directors. | 1. The board of directors shall, by its resolution, appoint Representative Directors.<br>2. The board of directors may, by its resolution, appoint one Director-Chairperson, one Director-President, several Director-Deputy Chairpersons and several Director-Deputy Presidents. |
| Article 26 (Representative Directors)<br>The Director-President shall represent the Company.<br>In addition to the preceding paragraph, the board of directors may, by its resolution, appoint directors to represent the Company. | (Deleted) |
| (Moved from current Article 19 with partial amendments.) | Article 23 (Convener and Chairperson of Meetings of the Board of Directors)<br>1. Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors.<br>2. If the Company has a vacancy for the |

| Current | Proposed |
|---|---|
| | position of Director-President or the Director-President is unable so to act, one of the other directors in accordance with an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors. |
| (Moved from current Article 19 with partial amendments.) | Article 24 (Convocation Notice of Meetings of the Board of Directors)<br>1. Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened.<br>2. With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation. |
| (Moved from current Article 20 with partial amendments.) | Article 25 (Omission of Resolutions of the Board of Directors)<br>If all of the directors consent to the matters to be resolved at the board of directors meeting in writing or electromagnetic records, resolutions of a meeting of the board of directors of the Company shall be deemed to be adopted unless objected to by the corporate auditors. |
| Article 27 (Compensation)<br>The compensation for directors shall be determined at a shareholders' meeting. | Article 26 (Compensation, Etc.)<br>The compensation, bonus or other proprietary interests to be received by directors from the Company in consideration for performance of their duties (hereinafter referred to as the "Compensation, Etc.") shall be determined by the resolution of a shareholders' meeting. |
| Article 28 (Executive Advisors and Corporate Advisors)<br>The board of directors may appoint Executive Advisors (*Sodan-yaku*) and Corporate Advisors (*Komon*) by its resolution. | Article 27 (Executive Advisors and Corporate Advisors)<br>(As set forth in the current articles of incorporation.) |
| Article 29 (Reduction of Directors' Liability, Etc.)<br>The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances.<br>The Company may, in accordance with the | Article 28 (Reduction of Directors' Liability, Etc.)<br>1. In the case of fulfillment of the requirements regarding the liability indemnity as provided in the Corporate Law, Article 423, paragraph 1, the Company may, by a resolution of its board of directors, exempt a director (including a former director) from the amount of his/her liability indemnity minus the minimum amount of liability |

| Current | Proposed |
|---|---|
| provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances. | indemnity stipulated in the relevant laws and ordinances.<br>2. The Company may execute an agreement with an outside director that limits his/her liability indemnity as provided in the Corporate Law, Article 423, paragraph 1; provided, however, that such limitation shall apply only in the case of fulfillment of the requirements stipulated in the relevant laws and ordinances, and that the limited amount of liability indemnity pursuant to such an agreement shall be the minimum amount of liability indemnity stipulated in the relevant laws and ordinances. |
| CHAPTER VI: BOARD OF CORPORATE AUDITORS | CHAPTER V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS |
| Article 30 (Authority of Board of Corporate Auditors)<br>In addition to matters stipulated by laws and ordinances, the board of corporate auditors may determine matters with respect to the execution of duties of corporate auditors. | (Deleted) |
| Article 31 (Convocation Notice of Meetings of the Board of Corporate Auditors)<br>Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened. With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation. | (Moved to Article 33 with partial amendments.) |
| Article 32 (Resolutions of the Board of Corporate Auditors)<br>Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors. | (Moved to Article 34 with partial amendments.) |
| Article 33 (Minutes)<br>The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals. | (Deleted) |
| CHAPTER VII: CORPORATE AUDITORS | (Incorporated into CHAPTER V) |
| Article 34 (Number) | Article 29 (Number) |
| The Company shall have not more than five (5) corporate auditors. | (As set forth in the current articles of incorporation.) |
| Article 35 (Election) | Article 30 (Method of Election) |

| | |
|---|---|
| Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders. | 1. Corporate auditors shall be elected at a general meeting of shareholders.<br>2. Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights. |
| Article 36 (Term of Office) | Article 31 (Term of Office) |
| The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office. | 1. The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last business year within four (4) years after their appointment. |
| The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired before the expiration of the term of his/her office shall be the same as the remaining term of office of the corporate auditor who has retired. | 2. The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired before the expiration of the term of his/her office shall expire when the remaining term of the predecessor would have expired. |
| Article 37 (Full-Time Corporate Auditors) | Article 32 (Full-Time Corporate Auditors) |
| The corporate auditors shall appoint full-time corporate auditor(s) from among themselves. | The board of corporate auditors shall appoint full-time corporate auditor(s) by its resolution. |
| (Moved from current Article 31 with partial amendments.) | Article 33 (Convocation Notice of Meetings of the Board of Corporate Auditors)<br>1. Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened.<br>2. With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation. |
| (Moved from current Article 32 with partial amendments.) | Article 34 (Resolutions of the Board of Corporate Auditors)<br>Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors. |
| Article 38 (Compensation) | Article 35 (Compensation, Etc.) |
| The compensation for the corporate auditors shall be determined at a shareholders' meeting. | The Compensation, Etc. for the corporate auditors shall be determined by the resolution of a shareholders' meeting. |

| | |
|---|---|
| Article 39 (Reduction of Corporate Auditors' Liability)<br>The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances. | Article 36 (Reduction of Corporate Auditors' Liability, Etc.)<br>1. In the case of fulfillment of the requirements regarding the liability indemnity as provided in the Corporate Law, Article 423, paragraph 1, the Company may, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from the amount of his/her liability indemnity minus the minimum amount of the liability indemnity stipulated in the relevant laws and ordinances. |
| (New) | 2. The Company may execute an agreement with an outside corporate auditor that limits his/her liability indemnity as provided in the Corporate Law, Article 423, paragraph 1; provided, however, that such limitation shall apply only in the case of fulfillment of the requirements stipulated in the relevant laws and ordinances, and that the limited amount of liability indemnity pursuant to such an agreement shall be the minimum amount of liability indemnity stipulated in the relevant laws and ordinances. |
| CHAPTER VIII: ACCOUNTING | CHAPTER VI: ACCOUNTING |
| Article 40 (Business Year)<br>The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the last day of the accounting period shall be the last day of the relevant business year. | Article 37 (Business Year)<br>The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year. |
| Article 41 (Payment of Dividends)<br>Profit dividends of the Company shall be paid to shareholders or registered pledges registered or recorded in the last Register of Shareholders, Etc. as of the last day of the accounting period. | (Deleted) |
| (New) | Article 38 (Record Date for Dividends of Surplus)<br>1. The record date for final dividends of the Company shall be the last day of February of each year.<br>2. The record date for interim dividends of the Company shall be the 31st day of August of each year.<br>3. In addition to the preceding two paragraphs, the Company may pay dividends of surplus by establishing a record date. |
| Article 42 (Interim Dividends)<br>The Company may, by a resolution of the board | (Deleted) |

| | |
|---|---|
| of directors, make cash distributions as interim dividends to the shareholders or registered pledges registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year. | |
| Article 43 (Exclusion Period for Dividends, Etc.)<br>The Company shall be released from the obligation to pay profit dividends or interim dividends that have not been received after the lapse of three (3) years from the date that the payment of such dividends or interim dividends commenced. | Article 39 (Exclusion Period for Dividends)<br>The Company shall be released from the obligation to pay or deliver final dividends, interim dividends, and other distributions that have not been received after the lapse of three (3) years from the date that payment or delivery of such dividends, interim dividends or other distributions commenced. No interest shall accrue on final dividends, interim dividends, and other distributions. |

At the meeting of the Board of Directors held following the conclusion of the annual shareholders' meeting, it was decided that the business operation would be conducted under the new management structure described below.

|  |  |
|---|---|
| Representative Director, Chairman, & Chief Executive Officer (CEO) | Nobutake Sato |
| Representative Director, President & Chief Operating Officer (COO) | Zenko Ohtaka |
| Director & Senior Executive Officer | Masataka Seino |
| Director & Senior Executive Officer | Koichi Ishizaki |
| Director & Managing Executive Officer | Takaji Arai |
| Director & Managing Executive Officer | Yukio Mafune |
| Senior Executive Officer | Masaki Komatsu |
| Managing Executive Officer | Ken Zaitsu |
| Managing Executive Officer | Masami Kato |
| Managing Executive Officer | Shinichi Sato |
| Managing Executive Officer | Yoshio Sasaki |
| Executive Officer | Takashi Misawa |
| Executive Officer | Kyozo Fuse |
| Executive Officer | Masato Otake |
| Executive Officer | Seiji Imura |
| Executive Officer | Kyoji Masui |
| Executive Officer | Nobuyuki Kobiyama |
| Executive Officer | Yoichiro Ohtomo |
| Executive Officer | Yoshio Odajima |
| Executive Officer | Jun Inomata |
| Executive Officer | Yoshii Nochi |
| Executive Officer | Zenji Arima |
| Executive Officer | Takashi Hashimoto |
| Executive Officer | Hidefumi Haga |
| Executive Officer | Eiki Kumakawa |
| Executive Officer | Hidetsugu Tsuzukibashi |
| Executive Officer | Hajime Watanabe |
| Executive Officer | Haruo Arakawa |

End

**About the Payment of Dividends**

We hereby explain that the profit dividend for the 43rd accounting period shall be paid in the following two ways.

(1) **Those who have designated transfer to a financial institution**:

Please confirm receipt of the **"Dividend Calculation Document"** and **"Re: Place for Transfer"**.

(2) **Those who have not designated transfer to a financial institution**:

The document entitled **"Notice of Payment by Postal Transfer"** will be delivered to you, for pick-up at a nearby post office. Upon receipt, examine the cautionary note and the report described on the back of the **"Notice of Payment by Postal Transfer"** document, fill in the necessary information and affix your seal.